UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter 2022 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--October 10, 2022--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 3Q22 results for production and volume sold.

3Q22 Production per Metal (100% basis)
	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	9M22 (Actual)	2022 Updated Guidance (1)

Gold (Oz.)
Orcopampa	19,031	17,749	20,164	56,944	70k - 75k
Tambomayo	13,867	14,351	13,755	41,973	50k - 55k
La Zanja	5,900	4,767	8,786	19,452	31k - 38k
Coimolache	19,512	19,930	21,899	61,341	80k - 85k
El Brocal	4,350	4,457	7,085	15,892	20k - 23k

Silver (Oz.)
Uchucchacua	0	0	0	0	0
El Brocal	1,059,666	806,123	813,272	2,679,061	3.0M - 3.5M
Tambomayo	419,396	433,820	546,256	1,399,472	1.8M - 2.4M
Julcani	661,132	640,557	692,876	1,994,565	2.4M - 2.7M

Lead (MT)
El Brocal	2,497	1,306	1,781	5,584	6.0k - 7.0k
Uchucchacua	0	0	0	0	0
Tambomayo	2,509	2,823	2,639	7,970	9.5k - 10.5k

Zinc (MT)
El Brocal	8,772	4,146	6,403	19,321	22.0k - 24.0k
Uchucchacua	0	0	0	0	0
Tambomayo	3,543	3,920	3,446	10,910	13.0k - 15.0k

Copper (MT)
El Brocal	10,159	10,537	12,108	32,805	40.0k - 45.0k
  2022 outlook projections shown above are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of October 2022.

3Q22 Comments

Tambomayo:

  3Q22 gold, lead and zinc production exceeded expectations due to an increase in grade and metallurgical recovery. 2022 guidance has subsequently been updated.
  3Q22 silver production was in line with expectations for the quarter. 2022 guidance remains unchanged.

Orcopampa:

  3Q22 gold production exceeded expectations due to an increase in treated ore and higher gold grades. 2022 guidance has been updated.

Coimolache:

  3Q22 gold production was in line with expectations for the quarter. 2022 guidance remains unchanged.

La Zanja:

  3Q22 gold production was below expectations for the quarter. 2022 guidance has been updated to reflect slower than expected gold extraction from the leach pad, requiring a portion of the expected 2022 production to carry forward into 2023.
  As was previously announced, Pampa Verde open pit production will conclude by the end of October 2022. Nevertheless, leaching will continue at La Zanja’s San Pedro pad for as long as this remains profitable. Copper sulfide exploration will continue within La Zanja's operational footprint.

Julcani:

  3Q22 silver production exceeded expectations due to increased treated ore and higher silver grades. 2022 guidance has therefore been updated.

Uchucchacua:

  Exploration and mine development continues as planned at the Uchucchacua mine. The 2H23 target to resume production remains unchanged.
  Yumpag project construction and permitting continue according to schedule. The 1H24 target to begin production remains unchanged.

El Brocal:

  3Q22 lead and zinc production exceeded expectations due to an increase in grade and metallurgical recovery from open pit´s low-grade stockpiles. 2022 guidance has subsequently been updated.
  Rehabilitation works are progressing as planned at El Brocal’s western wall due to the previously announced March 2022 landslide. Production within the pit continue as planned outside of the area in process of rehabilitation.
  3Q22 gold exceeded expectations due to an increase in grade and metallurgical recovery from the underground mine. 2022 guidance has subsequently been updated.
  3Q22 copper and silver production was in line with expectations for the quarter. 2022 guidance remains unchanged.

3Q22 Payable Volume Sold

3Q22 Volume Sold per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	9M22 (Actual)

Gold (Oz.)
Orcopampa	19,307	17,719	19,814	56,840
Tambomayo	12,181	12,917	12,150	37,248
La Zanja	5,773	4,452	8,470	18,695
Coimolache	20,586	20,551	21,431	62,568
El Brocal	2,907	2,590	5,229	10,725

Silver (Oz.)
Uchucchacua	18,730	139,688	150,426	308,844
El Brocal	852,933	650,260	642,558	2,145,751
Tambomayo	351,077	376,313	468,076	1,195,466
Julcani	636,303	605,634	651,077	1,893,014

Lead (MT)
El Brocal	2,239	1,071	1,568	4,878
Uchucchacua	0	18	0	18
Tambomayo	2,275	2,629	2,449	7,353

Zinc (MT)
El Brocal	7,256	3,370	5,229	15,855
Uchucchacua	0	0	0	0
Tambomayo	2,922	3,262	2,832	9,016

Copper (MT)
El Brocal	9,697	10,311	11,431	31,439

Realized Metal Prices*

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	9M22 (Actual)
Gold (Oz)	1,896	1,825	1,678	1,794
Silver (Oz)	24.10	22.71	17.33	21.32
Lead (MT)	2,363	2,180	1,713	2,093
Zinc (MT)	4,105	4,489	3,412	3,983
Copper (MT)	9,950	9,073	7,261	8,685

*Buenaventura consolidated figures.

Appendix

1. 3Q22 Production per Metal

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	9M22 (Actual)

Silver (Oz.)
Orcopampa	7,856	7,334	8,247	23,437
La Zanja	23,363	30,318	31,665	85,347
Coimolache	77,195	75,504	76,133	228,832

Lead (MT)
Julcani	99	124	140	363

2. 3Q22 Volume Sold per Metal

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	9M22 (Actual)

Silver (Oz.)
Orcopampa	6,928	12,411	7,715	27,054
La Zanja	21,818	29,273	32,268	83,358
Coimolache	96,634	84,859	78,028	259,521

Lead (MT)
Julcani	76	93	112	280

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2021 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 10, 2022